Exhibit 3.1

AMENDMENT NO. 1

TO
BY-LAWS

OF

MAGNEGAS CORPORATION

The By-Laws (the “By-Laws”) of MagneGas Corporation, a Delaware corporation (the “Company”), formerly known as “4307, Inc.” are hereby amended as follows:

1.       Article II, Section 11 of the By-Laws is hereby amended and restated in its entirety to read as follows:

“Section 11. Action of the Shareholders Without Meetings. Unless otherwise provided in the Certificate of Incorporation, any action required by Subchapter VII of the Delaware General Corporation Law, to be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the Company’s registered office shall be by hand or by certified or registered mail, return receipt requested.”

2.       Except as set forth above, the remaining provisions of the By-Laws shall not be amended hereby and shall remain in full force and effect in accordance with their respective terms.